1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                     No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                                        .)

SK Telecom Co., Ltd. (“SK Telecom”) plans to hold a CEO conference call regarding expectations and business/operation plans for 2005 as follows:

1. Agenda
•	Expectations and Estimates for 2005
•	Business and Operation Plans for 2005 through 2009
•	Q&A Session

2. Date and Time
January 26, 2005, 20:00 ~ 22:00

3. Place
Conference Room, 32th Floor, SK Telecom

4. Participants
Analysts and Institutional Investors

5. Dial-in Information
–	Calling from Korea: 1566-2255 (or 031-810-3000)

–	Calling from Other Countries: 82-31-810-3000 (or 82-2-6677-2255)

–	Passcode : 0102

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Sung Hae Cho
Name: Sung Hae Cho
Title: Vice President

Date: February 4, 2005

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